UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Dingdong (Cayman) Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.000002 per share

Class B Ordinary Shares, par value $0.000002 per share

(Title of Class of Securities)

25445D101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 25445D101

(1)	NAME OF REPORTING PERSONS DDL Group Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 54,543,800(1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 54,543,800 (1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,543,800
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%*
(12)	TYPE OF REPORTING PERSON OO

(1)	Represents 54,543,800 Class B ordinary shares of Dingdong (Cayman) Limited (the “Issuer”) directly held by DDL Group Limited.
*

Calculation is based upon 354,077,000 issued and outstanding ordinary shares of the Issuer as of December 31, 2021, being the sum of (i) 299,533,200 Class A ordinary shares and (ii) 54,543,800 Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO.: 25445D101

(1)	NAME OF REPORTING PERSONS EatTogether Holding Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 10,777,050(1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 10,777,050(1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,777,050(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%*
(12)	TYPE OF REPORTING PERSON* OO

(1)	Represents 10,777,050 Class A ordinary shares of the Issuer directly held by EatTogether Holding Limited.
*

Calculation is based upon 354,077,000 issued and outstanding ordinary shares of the Issuer as of December 31, 2021, being the sum of (i) 299,533,200 Class A ordinary shares and (ii) 54,543,800 Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO.: 25445D101

(1)	NAME OF REPORTING PERSONS EatBetter Holding Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 40,181,400(1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 40,181,400(1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,181,400(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%*
(12)	TYPE OF REPORTING PERSON* OO

(1)	Represents 40,181,400 Class A ordinary shares of the issuer directly held by EatBetter Holding Limited.
*

Calculation is based upon 354,077,000 issued and outstanding ordinary shares of the Issuer as of December 31, 2021, being the sum of (i) 299,533,200 Class A ordinary shares and (ii) 54,543,800 Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO.: 25445D101

(1)	NAME OF REPORTING PERSONS Changlin Liang
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 105,502,250(1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 105,502,250(1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,502,250(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.8%*
(12)	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 54,543,800 Class B ordinary shares of the Issuer directly held by DDL Group Limited that may be deemed to be beneficially owned by Changlin Liang. DDL Group Limited is ultimately held by LX Family Trust, a trust established under the laws of British Virgin Islands and managed by TMF (Cayman) Ltd., as the trustee. Under the terms of this trust, Changlin Liang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by DDL Group Limited in the Issuer, (ii) 10,777,050 Class A ordinary shares of the Issuer directly held by EatTogether Holding Limited, that may be deemed to be beneficially owned by Changlin Liang, as the sole shareholder of EatTogether Holding Limited, and (iii) 40,181,400 Class A ordinary shares of the Issuer directly held by EatBetter Holding Limited, that may be deemed to be beneficially owned by Changlin Liang who has the sole dispositive voting power over shares held by EatBetter Holding Limited.

*

Calculation is based upon 354,077,000 issued and outstanding ordinary shares of the Issuer as of December 31, 2021, being the sum of (i) 299,533,200 Class A ordinary shares and (ii) 54,543,800 Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Changlin Liang, thereby beneficially owns 82.1% of the aggregate voting power of the Issuer, as of December 31, 2021.

Item 1(a).	Name of Issuer:

Dingdong (Cayman) Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building 6, 500 Shengxia Road, Shanghai, 200125, People’s Republic of China

Item 2(a).	Name of Person Filing:

1. DDL Group Limited, a British Virgin Islands business company limited by shares;

2. EatTogether Holding Limited, a British Virgin Islands limited liability company;

3. EatBetter Holding Limited, a British Virgin Islands limited liability company; and

4. Changlin Liang, a citizen of People’s Republic of China.

Each party listed above is collectively being referred to herein as the Reporting Persons.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Reporting Persons is Building 6, 500 Shengxia Road, Shanghai, People’s Republic of China.

Item 2(c).	Citizenship or Place of Organization:

See Item 2(a).

Item 2(d).	Title of Class of Securities:

Class A and Class B Ordinary Shares, each with a par value of $0.000002 per share

Item 2(e).	CUSIP Number:

25445D101

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon a total of 354,077,000 issued and outstanding ordinary shares of the Issuer as of December 31, 2021, being the sum of (i) 299,533,200 Class A ordinary shares and (ii) 54,543,800 Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The joint filing agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

DDL Group Limited

By:	/s/ Changlin Liang
Name:	Changlin Liang
Title:	Director

EatTogether Holding Limited

By:	/s/ Changlin Liang
Name:	Changlin Liang
Title:	Director

EatBetter Holding Limited

By:	/s/ Changlin Liang
Name:	Changlin Liang
Title:	Director

Changlin Liang

By:	/s/ Changlin Liang

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement